

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2022

Ming Zhu
Chief Executive Officer
Fundhomes 1, LLC
1700 Westlake Ave. N., Suite 200
Seattle, WA 98109

> **Re: Fundhomes 1, LLC**
> **Offering Statement on Form 1-A**
> **Filed July 14, 2022**
> **File No. 024-11939**

Dear Mr. Zhu:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed on July 14, 2022

General

1. We note that the initial closing of each series will occur at the earlier of (i) the date subscriptions for the maximum number of Interests offered for a series have been accepted or (ii) a date determined by our manager in its sole discretion. On page 33 you disclose that you reserve the right to reject any subscriptions, in whole or in part, for any or no reason. We also note your disclosure on page 35 that, in the Company's sole discretion, it may establish a limit on the purchase of Interests by particular prospective investors. Additionally, it appears you reserve the right for the manager to terminate this offering in its sole discretion prior to closing. As it appears that you have an undetermined time to process subscription requests and can reject or delay a subscription for any reason and may terminate the offering even after the minimum offering threshold has been met, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of

Rule 251(d)(3)(i)(F) of Regulation A. For example, if multiple persons subscribe at the same time, your current disclosure appears to indicate that you have the ability to accept the subscription and deliver shares to one purchaser and delay acceptance and delivery of shares to another.

2.   We note your disclosure that the Company may, in its sole discretion, undertake one or more closings on a rolling basis, and intends to effect a close every 7 days. Please reconcile this with your disclosure that closing may occur on the date subscriptions for the maximum number of Interests offered for a series have been accepted.

3.   We note your statement on your website, https://www.fundhomes.com, that your portfolio has achieved "20+%" returns in the last three years. Please advise us of your basis for your statement given you were formed on March 16, 2022. We may have further comment.

Cover page

4.   We note your statement that the series interests "will be non-voting except with respect to certain matters set forth in our Operating Agreement." Please revise your cover page to address the voting limitations regarding the Series Interests held by investors.

Series Offering Table, page v

5.   We note the reference to an opening date for the series offering in the table. Please clarify when you expect to commence the offering of each series.

Series Offering Table, page 1

6.   We note that you have identified a specific property for Series FL01 and that you have entered into a Purchase and Sale Agreement for this property and that agreement is included as Exhibit 6.4. Please confirm if this property has been acquired or if it is probable that it will be acquired. Additionally, tell us if this property had a rental history and to the extent it did have a rental history, please tell us how you determined it was not necessary to provide financial statements and pro forma financial information. Reference is made to Part F/S of Form 1-A.

Risk Factors, page 7

7.   We note your disclosure on page 68 regarding the illiquid nature of an investment in a Series. Please provide a risk factor which specifically addresses the illiquid nature of an investment in a Series and the nature of any secondary market for investors in a series. Also address if the company has a buy back program.

The Company's Business, page 37

8.   We note disclosure on your website of dividends of 10.25% and 9.17% per year for what appear to be the two properties identified in this section. We also note disclosure of

annual appreciation of 4.74% per year. Please tell us how you determined it is appropriate for you to project your initial dividend and annual appreciation rates.

9.   We note your disclosure that "On April 18th, 2022, the Company established Series FL02...." Please clarify the current status of this property. File any material agreements relating to the property as exhibits.

Interest Purchase Price Adjustments, page 47

10.   With a view to disclosure, please provide us an analysis regarding your calculation of NAV, including the process by which the value estimate will be determined, including the role of each of the parties involved in the process and the primary valuation methods which will be used. Address the key assumptions to be used in the primary valuation method, including the weighted average for each key assumption and a quantitative example of the sensitivity of the estimate to changes in assumptions. Provide cautionary language on valuation methods and the sensitivity of calculations.

11.   Please provide us, on a supplemental basis, with your template for future NAV disclosures.

PRIOR PERFORMANCE SUMMARY, page 48

12.   We note your projected revenue per night and occupancy rate for the Series FL01 and FL02 properties. Please tell us the basis for these projections.

13.   We note your disclosure on page 51 that Ming Zhu's average cash on cash return of his vacation rental investments is over 60%. Please tell us why you do not appear to have provided prior performance disclosure regarding these investments. Refer to Item 8 of Securities Act Industry Guide 5 for guidance.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES, page 51

14.   Please expand your description of Ming Zhu's experience to clarify the nature of the responsibilities undertaken by him while at Amazon and Google, and the periods during which he was employed by each entity. Also, provide clarifying disclosure regarding his more than 7 years' experience in real estate investment. Refer to Item 10(c) of Part II of Form 1-A.

Income Tax Considerations, page 65

15.   We note your disclosure on page 57 that your Company is a Series limited liability company formed pursuant to Section 18-215 of the LLC Act. The purchase of Interests in a Series of our Company is an investment only in that particular Series and not an investment in our Company as a whole. In accordance with the LLC Act, each Series is, and any other Series if issuing Interests in the future will be, a separate Series of our Company and not in a separate legal entity. Please reconcile this disclosure with the statement on page 65 that a limited liability company such as a Series generally will be

Ming Zhu
Fundhomes 1, LLC
August 10, 2022
Page 4

    treated as a partnership. We also note your disclosure on page 31 that an Investor will be subject to U.S. federal income tax on their allocable share of a Series' taxable income regardless of whether or when they receive any cash distributions from a Series. Please expand your discussion to address the implications for investors in a series in the event such series may not be treated as a separate partnership for tax purposes and address the applicability of IRS regulations on domestic series LLCs including the 2010 proposed regulations regarding the classification for Federal tax purposes of a series of a domestic series limited liability company, as applicable.

16.   Please remove or revise general disclaimers regarding tax consequences such as those on page 31 including that IN VIEW OF THE COMPLEXITIES OF THE TAX LAWS, EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS OWN TAX ADVISOR WITH RESPECT TO THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY. Investors are entitled to rely on your disclosure in the Offering Statement.

Signatures , page II-2

17.   Please revise your signatures to clarify who is signing in the capacity of principal financial officer and principal accounting officer.

    We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

    You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or David Link at 202-551-3356 with any other questions.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction

cc: Jason Powell